UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 0-27131
Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [] Form 10-Q [ ] Form N-SAR	CUSIP NUMBER 861922 102

For Period Ended: October 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION STORAGE ALLIANCE, INC. Full Name of Registrant
CASCADIA CAPITAL CORPORATION Former Name if Applicable
Suite 725, 435 Fourth Avenue SW Address of Principal Executive Office (Street and Number) Calgary, Alberta, Canada T2P 3A8 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

Due to the acquisition of Storage Alliance, Inc. and the resulting change in the Registrant's business as announced in a Form 8-k filed October 3, 2002. The Registrant is unable to file, without unreasonable effort and expense, its Form 10-KSB Annual Report for the period ended October 31, 2002 because its audited financial statements for the year ended October 31, 2002 have not been completed. The Registrant's auditors have advised that they have substantially completed the audit of Storage Alliance, Inc. (formerly Cascadia Capital, Inc.). for the year ended October 31, 2002 but have not yet had an opportunity to complete their examination of the financial statements. The Registrant anticipates that its Form 10-KSB Annual Report, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-KSB. In addition, due to the new certification requirements imposed by Section 902 of the Sarbanes-Oxley Act of 2002, the Registrant's Chief Executive Officer and Chief Financial Officer require additional time to review the annual financial statements and the Form 10-KSB Annual Report.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeff Ascah
(Name)

403.264.2500
(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

STORAGE ALLIANCE INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 2003

By: /s/ Jeff Ascah
Jeff Ascah, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.